Exhibit 12.1

M/I Homes, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Fiscal Year Ended December 31,
(Dollars in Thousands)	2012	2011	2011	2010	2009	2008	2007
Earnings:
Loss from continuing operations before income taxes	$(4,374)	$(16,966)	$(33,902)	$(27,404)	$(92,989)	$(215,124)	$(150,876)
Add:
Loss (income) of unconsolidated joint ventures	2	10	23	(276)	1	(158)	892
Fixed charges from below	6,805	6,513	26,062	21,026	20,186	24,023	38,394
Interest amortized to cost of sales	2,565	2,338	10,949	13,339	11,720	12,969	18,397
Less:
Interest capitalized	(1,866)	(2,162)	(9,743)	(9,744)	(9,552)	(9,593)	(18,118)

Total earnings (loss)	$3,132	$(10,267)	$(6,611)	$(3,059)	$(70,634)	$(187,883)	$(111,311)

Fixed charges:
Interest incurred (a)	$5,885	$5,548	$22,287	$16,286	$14,838	$18,174	$31,391
Amortization of debt costs	587	649	2,461	2,873	3,181	2,616	2,070
Rental expense interest factor	333	316	1,314	1,867	2,167	3,233	4,933

Total fixed charges	$6,805	$6,513	$26,062	$21,026	$20,186	$24,023	$38,394

Ratio of earnings to fixed charges	0.46	—	—	—	—	—	—

Coverage deficiency	$3,673	$16,780	$32,673	$24,085	$90,820	$211,906	149,705

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of loss from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consists of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.